UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2021

Commission File Number: 001-12102

YPF Sociedad Anónima

(Exact name of registrant as specified in its charter)

Macacha Güemes 515

C1106BKK Buenos Aires, Argentina

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

YPF Sociedad Anónima

ITEM

1 Translation of letter to the Buenos Aires Stock Exchange dated February 23, 2021.

Autonomous City of Buenos Aires, February 23, 2021

To the

COMISIÓN NACIONAL DE VALORES

MERCADO ABIERTO ELECTRÓNICO S.A.

BOLSAS Y MERCADOS ARGENTINOS S.A.

(Buenos Aires Stock Exchange)

Ref.: Rating of Negotiable Obligations

Dear Sirs:

In accordance with the requirements of the Argentine Securities Commission (the “CNV”) Rules we inform you that Moody’s Local AR Agente de Calificación de Riesgo S.A. (“Moody’s Local Argentina”) decided to grant YPF S.A. (“YPF”) a foreign currency issuer rating of “A-.ar” and a foreign currency senior secured debt rating of “A.ar”, both with a negative outlook. Furthermore, Moody’s Local Argentina granted YPF a local currency issuer rating of “A+.ar”, with a stable outlook.

Additionally, Moody’s Local Argentina decided to grant a local currency issuer rating of “A+.ar” with a stable outlook to the new YPF issuances under the Additional Negotiable Obligations Class XIV and Additional Negotiable Obligations Class XIX for a maximum aggregate principal amount outstanding of up to US$100 million (which may be jointly expanded up to US$175 million).

Also, FIX SCR S.A., an affiliate of Fitch Ratings, raised the long-term local ratings from “CCC(arg)” to “BBB(arg)” with a negative outlook and the short-term local ratings from “C(arg)” to “A3(arg)”.

The Moody’s Local Argentina reports are available in Spanish at https://www.moodyslocal.com/country/ar/ratings/corp, under the heading YPF S.A., and the FIX SCR S.A. report is available in Spanish at https://www.fixscr.com/site/download?file=7UEzOoC10Gkk2JLt4pes60WJJrOiNX_W.pdf.

Yours faithfully,

Santiago Wesenack

Market Relations Officer

YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 23, 2021	By:	/s/ Santiago Wesenack
	Name:	Santiago Wesenack
	Title:	Market Relations Officer